UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-X

APPOINTMENT OF AGENT FOR SERVICE

OF PROCESS AND UNDERTAKING

A.	Name of issuer or person filing (“Filer”):	Computershare Trust Company of Canada

B.	(1)	This is [check one]:

	☒	an original filing for the Filer

	☐	an amended filing for the Filer

	(2)	Check the following box if you are filing the Form F-X in paper in accordance with Regulation S-T Rule 101(b)(9) ☐

C.	Identify the filing in conjunction with which this Form is being filed:

Name of registrant:	Thomson Reuters Corporation

Form type:	F-10

File Number (if known):	333-279991

Filed by:	Computershare Trust Company of Canada

Date Filed (if filed concurrently, so indicate):	June 6, 2024 (filed concurrently)

D.	The Filer is incorporated or organized under the laws of Ontario, Canada and has its principal place of business at

Computershare Trust Company of Canada,
100 University Ave., 8th Floor, Toronto, Ontario M5J 2YI Canada,
Attention: Manager, Corporate Trust (phone: (416) 263-9200;
Fax: (416) 981-9777).

E.	The Filer designates and appoints Computershare Trust Company, N.A. (the “Agent”) located at

Computershare Trust Company, N.A.,
105 Energy Park Drive, St.
Paul MN 55108 (phone: 303-262-0797)

as the agent of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in:

(a) any investigation or administrative proceeding conducted by the Commission; and

(b) any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States or of any of its territories or possessions or of the District of Columbia, where the investigation, proceeding or cause of action arises out of or relates to or concerns: (i) any offering made or purported to be made in connection with the securities registered or qualified by the Filer on Form F-10 on June 6, 2024 or any purchases or sales of any security in connection therewith; (ii) the securities in relation to which the obligation to file an annual report on Form 40-F arises, or any purchases or sales of such securities; (iii) any tender offer for the securities of a Canadian issuer with respect to which filings are made by the Filer with the Commission on Schedule 13E-4F, 14D-1F or 14D-9F; or (iv) the securities in relation to which the Filer acts as trustee pursuant to an exemption under Rule 10a-5 under the Trust Indenture Act of 1939. The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon such agent for service of process, and that service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

F.	The Filer stipulates and agrees in connection with its status as trustee with respect to securities registered on Form F-10 to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time during which any of the securities subject to the indenture remain outstanding.

The Filer further undertakes to advise the Commission promptly of any change to the Agent’s name or address during the applicable period by amendment of this Form, referencing the file number of the relevant form in conjunction with which the amendment is being filed.

The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Toronto, Ontario, Canada, June 6, 2024.

COMPUTERSHARE TRUST COMPANY OF CANADA

Filer:	By:	/s/ Neil Scott
	Name:	Neil Scott
	Title:	Corporate Trust Officer

	By:	/s/ Mohanie Shivprasad
	Name:	Mohanie Shivprasad
	Title:	Associate Trust Officer

This statement has been signed by the following person in the capacity indicated and on June 6, 2024:

Computershare Trust Company N.A.
As Agent for Service of Process of Computershare	By:	/s/ Jerry Urbanek
Trust Company of Canada	Name:	Jerry Urbanek
	Title:	Trust Officer